This term sheet, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933.  This term sheet and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.
Subject to Completion Preliminary Term Sheet dated October 14, 2025
Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-268718 and 333-268718-01
(To Prospectus dated December 30, 2022,
Prospectus Supplement dated December 30, 2022 and
Product Supplement EQUITY LIRN-1 dated February 1, 2023)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	October , 2025 November , 2025 April , 2027
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

BofA Finance LLC
Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF
Fully and Unconditionally Guaranteed by Bank of America Corporation
■
Maturity of approximately 18 months
■
2-to-1 upside exposure to increases in the Underlying Fund, subject to a capped return of [16.00% to 20.00%]
■
1-to-1 downside exposure to decreases in the Underlying Fund beyond a 15.00% decline, with up to 85.00% of your principal at risk
■
All payments occur at maturity and are subject to the credit risk of BofA Finance LLC, as issuer of the notes, and the credit risk of Bank of America Corporation, as guarantor of the notes
■
No periodic interest payments
■
In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.05 per unit. See “Structuring the Notes”
■
Limited secondary market liquidity, with no exchange listing

The notes are being issued by BofA Finance LLC (“BofA Finance”) and are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-6 of this term sheet, "Additional Risk Factors" on page TS-7 of this term sheet, and “Risk Factors” and beginning on page PS-7 of the accompanying product supplement, page S-6 of the accompanying Series A MTN prospectus supplement and page 7 of the accompanying prospectus.
The initial estimated value of the notes as of the pricing date is expected to be between $9.22 and $9.88 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-12 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________
None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
________________________
	Per Unit	Total
Public offering price(1)	$10.000	$
Underwriting discount(1)	$ 0.175	$
Proceeds, before expenses, to BofA Finance	$ 9.825	$
(1)
For any purchase of 300,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.125 per unit, respectively. See “Supplement to the Plan of Distribution; Conflicts of Interest” below.

The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
BofA Securities

October , 2025

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Summary
The Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027 (the “notes”) are our senior unsecured debt securities. Payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all of BofA Finance’s other unsecured and unsubordinated obligations, and the related guarantee will rank equally in right of payment with all of BAC’s other unsecured and unsubordinated obligations, in each case, except obligations that are subject to any priorities or preferences by law. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the SPDR® S&P® Biotech ETF (the “Underlying Fund”), is greater than its Starting Value.  If the Ending Value is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount of your notes. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Underlying Fund, subject to our and BAC’s credit risk. See “Terms of the Notes” below.
The economic terms of the notes (including the Capped Value) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This initial estimated value range was determined based on our, BAC’s and our other affiliates’ pricing models, which take into consideration BAC’s internal funding rate and the market prices for the hedging arrangements related to the notes. The initial estimated value of the notes calculated on the pricing date will be set forth in the final term sheet made available to investors in the notes. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-12.
Terms of the Notes		Redemption Amount Determination
Issuer:	BofA Finance LLC (“BofA Finance”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Guarantor:	Bank of America Corporation (“BAC”)
Principal Amount:	$10.00 per unit
Term:	Approximately 18 months
Market Measure:	The SPDR® S&P® Biotech ETF (Bloomberg symbol: “XBI”).
Starting Value:	The Closing Market Price of the Underlying Fund on the pricing date.
Ending Value:
The average of the products of (a) the Closing Market Price of the Underlying Fund on each calculation day during the Maturity Valuation Period times (b) the Price Multiplier as of that day. The scheduled calculation days are subject to postponement in the event of Market Disruption Events, as described beginning on page PS-26 of the accompanying product supplement.

Threshold Value:	85.00% of the Starting Value, rounded to two decimal places.
Participation Rate:	200%
Capped Value:	[$11.60 to $12.00] per unit, which represents a return of [16.00% to 20.00%] over the principal amount. The actual Capped Value will be determined on the pricing date.
Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.
Price Multiplier:	1, subject to adjustment for certain corporate events relating to the Underlying Fund, as described beginning on page PS-27 of product supplement EQUITY LIRN-1.
Fees and Charges:	The underwriting discount of $0.175 per unit listed on the cover page and the hedging related charge of $0.05 per unit described in “Structuring the Notes” on page TS-12.
Calculation Agent:	BofA Securities Inc. (“BofAS”), an affiliate of BofA Finance.
Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
The terms and risks of the notes are contained in this term sheet and in the following:
●	Product supplement EQUITY LIRN-1 dated February 1, 2023: https://www.sec.gov/Archives/edgar/data/70858/000119312523021788/d369622d424b2.htm
●	Series A MTN prospectus supplement dated December 30, 2022 and prospectus dated December 30, 2022: https://www.sec.gov/Archives/edgar/data/1682472/000119312522315195/d409418d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) or BofAS by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us, BAC and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC.
Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
■
You anticipate that the Underlying Fund will increase moderately from the Starting Value to the Ending Value.
■
You are willing to risk a loss of principal and return if the Underlying Fund decreases from the Starting Value to an Ending Value that is below the Threshold Value.
■
You accept that the return on the notes will be capped.
■
You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
■
You are willing to forgo dividends or other benefits of owning shares of the Underlying Fund or the securities held by the Underlying Fund.
■
You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and BAC’s actual and perceived creditworthiness, BAC’s internal funding rate and fees and charges on the notes.
■
You are willing to assume our credit risk, as issuer of the notes, and BAC’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

■
You believe that the Underlying Fund will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
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You seek 100% principal repayment or preservation of capital.
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You seek an uncapped return on your investment.
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You seek interest payments or other current income on your investment.
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You want to receive dividends or other distributions paid on the shares of the Underlying Fund or the securities held by the Underlying Fund.
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You seek an investment for which there will be a liquid secondary market.
■
You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take BAC’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Hypothetical Payout Profile and Examples of Payments at Maturity
The below graph is based on hypothetical numbers and values.
Capped Leveraged Index Return Notes®
This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 85% of the Starting Value and a Capped Value of $11.80 per unit (the midpoint of the Capped Value range of [$11.60 to $12.00]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the Underlying Fund, excluding dividends.
This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Threshold Value of 85, the Participation Rate of 200%, a Capped Value of $11.80 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent actual prices of the Underlying Fund, see “The Underlying Fund” section below. The Ending Value will not include any income generated by dividends paid on the Underlying Fund or the securities held by the Underlying Fund, which you would otherwise be entitled to receive if you invested in those securities directly. All payments on the notes are subject to issuer and guarantor credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.50	-85.00%
25.00	-75.00%	$4.00	-60.00%
50.00	-50.00%	$6.50	-35.00%
60.00	-40.00%	$7.50	-25.00%
70.00	-30.00%	$8.50	-15.00%
80.00	-20.00%	$9.50	-5.00%
85.00(1)	-15.00%	$10.00	0.00%
90.00	-10.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.40	4.00%
103.00	3.00%	$10.60	6.00%
104.00	4.00%	$10.80	8.00%
109.00	9.00%	$11.80(3)	18.00%
110.00	10.00%	$11.80	18.00%
120.00	20.00%	$11.80	18.00%
130.00	30.00%	$11.80	18.00%
140.00	40.00%	$11.80	18.00%
150.00	50.00%	$11.80	18.00%
160.00	60.00%	$11.80	18.00%
(1)	This is the hypothetical Threshold Value.
(2)	The hypothetical Starting Value of 100 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Underlying Fund.
(3)	The Redemption Amount per unit cannot exceed the hypothetical Capped Value.
Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Redemption Amount Calculation Examples
Example 1
The Ending Value is 70.00, or 70.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 85.00
Ending Value: 70.00

Redemption Amount per unit
Example 2
The Ending Value is 97.00, or 97.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 85.00
Ending Value: 97.00
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.
Example 3
The Ending Value is 103.00, or 103.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 103.00
= $10.60 Redemption Amount per unit
Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00
= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.80 per unit
Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Risk Factors
There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of the accompanying product supplement, page S-6 of the Series A MTN prospectus supplement, and page 7 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Structure-related Risks
■	Depending on the performance of the Underlying Fund as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
■	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.
■
Payments on the notes are subject to our credit risk and the credit risk of BAC, and any actual or perceived changes in our or BAC’s creditworthiness are expected to affect the value of the notes. If we and BAC become insolvent or are unable to pay our respective obligations, you may lose your entire investment.

■
Your investment return is limited to the amount represented by the Capped Value and may be less than a comparable investment directly in the Underlying Fund or the securities held by the Underlying Fund.

■	We are a finance subsidiary and, as such, have no independent assets, operations or revenues.
■	BAC’s obligations under its guarantee of the notes will be structurally subordinated to liabilities of its subsidiaries.
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The notes issued by us will not have the benefit of any cross-default or cross-acceleration with other indebtedness of BofA Finance or BAC; and events of bankruptcy or insolvency or resolution proceedings relating to BAC and covenant breach by BAC will not constitute an event of default with respect to the notes.

Valuation- and Market-related Risks
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The initial estimated value of the notes considers certain assumptions and variables and relies in part on certain forecasts about future events, which may prove to be incorrect. The initial estimated value of the notes is an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, and those of BAC, BAC’s internal funding rate on the pricing date, mid-market terms on hedging transactions, expectations on interest rates and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

■
The public offering price you pay for the notes will exceed the initial estimated value. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than the initial estimated value. This is due to, among other things, changes in the price of the Underlying Fund, changes in BAC’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charge, all as further described in “Structuring the Notes” on page TS-12. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

■
The initial estimated value does not represent a minimum or maximum price at which we, BAC, MLPF&S, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after issuance will vary based on many factors that cannot be predicted with accuracy, including the performance of the Underlying Fund, our and BAC’s creditworthiness and changes in market conditions.

■
A trading market is not expected to develop for your notes. None of us, BAC, MLPF&S or BofAS is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase the notes at any price in any secondary market.

Conflict-related Risks
■
BAC and its affiliates’ hedging and trading activities (including trades in shares of the Underlying Fund or the securities held by the Underlying Fund) and any hedging and trading activities BAC or its affiliates engage in that are not for your account or on your behalf, may affect the market value and return of the notes and may create conflicts of interest with you.

■	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.
Market Measure-related Risks
■
The sponsor and investment advisor of the Underlying Fund may adjust the Underlying Fund in a way that could adversely affect the price of the Underlying Fund and consequently, the return on the notes, and have no obligation to consider your interests.

■
The sponsor of the S&P® Biotechnology Select Industry® Index, which is the Underlying Fund’s underlying index (the “Underlying Index”), may adjust the Underlying Index in a way that affects its level, and has no obligation to consider your interests.

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
■
You will have no rights of a holder of the Underlying Fund or the securities held by the Underlying Fund, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

■
While BAC and our other affiliates may from time to time own securities of companies included in the Underlying Fund, we, BAC and our other affiliates do not control any company included in the Underlying Fund, and have not verified any disclosure made by any other company.

■	There are liquidity and management risks associated with the Underlying Fund.
■
The performance of the Underlying Fund may not correlate with the performance of its Underlying Index as well as the net asset value per share of the Underlying Fund, especially during periods of market volatility when the liquidity and the market price of shares of the Underlying Fund and/or securities held by the Underlying Fund may be adversely affected, sometimes materially.

■
The payments on the notes will not be adjusted for all corporate events that could affect the Underlying Fund. See “Description of LIRNs—Anti-Dilution and Discontinuance Adjustments Relating to Underlying Funds” beginning on page PS-27 of product supplement EQUITY LIRN-1.

Tax-related Risks
■
The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary Tax Consequences” below and “U.S. Federal Income Tax Summary” beginning on page PS-37 of the accompanying product supplement.

Additional Risk Factors
Adverse conditions in the biotechnology sector may reduce your return on the notes.
All of the stocks held by the Underlying Fund are issued by companies whose primary lines of business are directly associated with the biotechnology sector. The profitability of these companies is largely dependent on, among other things, demand for the companies’ products, regulatory influences on the biotechnology market (including healthcare reform and receipt of regulatory approvals and compliance with complex regulatory requirements), pricing and reimbursement from third party payors, continued innovation and successful development of new products, talent attraction and retention, maintaining intellectual property rights and industry competition. Any adverse developments affecting the biotechnology sector could adversely affect the price of the Underlying Fund and, in turn, the value of the notes.
The stocks held by the Underlying Fund are concentrated in one sector.
The Underlying Fund holds securities issued by companies in the biotechnology sector. As a result, some of the stocks that will determine the performance of the notes are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the securities held by the Underlying Fund, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in this sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.
Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
The Underlying Fund
All disclosures contained in this term sheet regarding the Underlying Fund and the Underlying Index, including, without limitation, their make-up, method of their calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, SSGA Funds Management, Inc., which is the investment advisor of the Underlying Fund. The consequences of any discontinuance of the Underlying Fund or the Underlying Index are discussed in the section of the accompanying product supplement beginning on page PS-28 entitled “Description of the Notes—Discontinuance of an Index.” None of us, BAC, the calculation agent, MLPF&S or BofAS accepts any responsibility for the calculation, maintenance, or publication of the Underlying Fund, the Underlying Index, or any successor fund or index.
The SPDR® S&P® Biotech ETF
The Underlying Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P® Biotechnology Select Industry® Index (the “underlying index”). The underlying index represents the biotechnology sub-industry portion of the Standard & Poor’s (“S&P”) Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The Underlying Fund is composed of companies that are in the biotechnology sector. The Underlying Fund trades on NYSE Arca under the ticker symbol “XBI.”
The Underlying Fund utilizes a “replication” investment approach in attempting to track the performance of its underlying index. The Underlying Fund typically invests in substantially all of the securities which comprise the underlying index in approximately the same proportions as the underlying index. The Underlying Fund will normally invest at least 80% of its total assets in the common stocks that comprise the underlying index.
The shares of the Underlying Fund are registered under the Securities Exchange Act of the 1934, as amended. Accordingly, information filed with the SEC relating to the Underlying Fund, including its period financial reports, may be found on the SEC website.
The S&P® Biotechnology Select Industry® Index
This underlying index is an equal-weighted index that is designed to measure the performance of the biotechnology sub-industry portion of the S&P TMI. The S&P TMI includes all U.S. common equities listed on the New York Stock Exchange (the “NYSE”) (including NYSE Arca), the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market and CBOE exchanges. Each of the component stocks in the underlying index is a constituent company within the biotechnology sub-industry portion of the S&P TMI.
To be eligible for inclusion in the underlying index, companies must be in the S&P TMI and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition to the above, companies must satisfy one of the two following combined size and liquidity criteria:
float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or
float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.
All U.S. companies satisfying these requirements are included in the underlying index. The total number of companies in the underlying index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the underlying index as of each rebalancing effective date.
Eligibility factors include:
Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the underlying index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the underlying index at each rebalancing.
Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the underlying index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the underlying index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the underlying index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the underlying index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.
Takeover Restrictions: At the discretion of S&P, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in the underlying index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the underlying index.
Turnover: S&P believes turnover in index membership should be avoided when possible. At times, a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the underlying index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the underlying index will not be deleted unless ongoing conditions warrant a change in the composition of the underlying index.
Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Computation of the Underlying Fund
The underlying index is calculated as the underlying index market value divided by the divisor. In an equal-weighted index like the underlying index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.
A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the underlying index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the underlying index calculation.
The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the underlying index multiplied by the float adjusted market value of such stock on such rebalancing date.
Adjustments are also made to ensure that no stock in the underlying index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the underlying index committee, as defined below. The maximum Basket liquidity weight for each stock in the underlying index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the underlying index is then compared to its maximum Basket liquidity weight and is set to the lesser of (1) its maximum Basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the underlying index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the underlying index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum Basket liquidity weight to exceed that weight. If the underlying index contains exactly 22 stocks as of the rebalancing effective date, the underlying index will be equally weighted without Basket liquidity constraints.
If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest float-adjusted market capitalization). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the underlying index, it may be retained in the underlying index even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to underlying index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.
The underlying index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The underlying index level is the underlying index market value divided by the Underlying index divisor. In order to maintain underlying index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the underlying index market value (after rebalancing) divided by the underlying index value before rebalancing. The divisor keeps the underlying index comparable over time and is one manipulation point for adjustments to the underlying index, which we refer to as maintenance of the underlying index.
Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
The following graph shows the daily historical performance of the Underlying Fund on its primary exchange in the period from January 1, 2015 through October 8, 2025. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On October 8, 2025, the Closing Market Price of the Underlying Fund was $105.44. The graph below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.
Historical Performance of the Underlying Fund

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This historical data on the Underlying Fund is not necessarily indicative of the future performance of the Underlying Fund or what the value of the notes may be. Any historical upward or downward trend in the price per share of the Underlying Fund during any period set forth above is not an indication that the price per share of the Underlying Fund is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Underlying Fund.
Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Supplement to the Plan of Distribution; Conflicts of Interest
Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
MLPF&S will purchase the notes from BofAS for resale, and it will receive a selling concession in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet.
We will pay a fee to LFT Securities, LLC for providing certain electronic platform services with respect to this offering, which will reduce the economic terms of the notes to you. An affiliate of BofAS has an ownership interest in LFT Securities, LLC.
MLPF&S, and BofAS, each  a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the case of BofAS, and as dealer, in the case of MLPF&S in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. Neither BofAS nor MLPF&S may make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than one business day from the pricing date, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.
MLPF&S and BofAS may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s and BofAS’s trading commissions and mark-ups or mark-downs. MLPF&S and BofAS may act as principal or agent in these market-making transactions; however, neither is obligated to engage in any such transactions. At their discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S and BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S or BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Fund and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement will be based on BofAS’s estimate of the value of the notes if BofAS or another of our affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that BofAS may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
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the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

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a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

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a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).
Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.
Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Structuring the Notes
The notes are our debt securities, the return on which is linked to the performance of the Underlying Fund. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as BAC’s internal funding rate, is typically lower than the rate BAC would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Underlying Fund and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Fund, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
BofAS has advised us that the hedging arrangements will include a hedging-related charge of $0.05 per unit, reflecting an estimated profit to be credited to BofAS from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by BofAS or any third party hedge providers.
For further information, see “Risk Factors” beginning on page PS-7 and “Use of Proceeds” on page PS-22 of the accompanying product supplement.
Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes® Linked to the SPDR® S&P® Biotech ETF, due April , 2027
Summary Tax Consequences
You should consider the U.S. federal income tax consequences of an investment in the notes, including the following:
■	There is no statutory, judicial, or administrative authority directly addressing the characterization of the notes.
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You agree with us (in the absence of an administrative determination, or judicial ruling to the contrary) to characterize and treat the notes for all tax purposes as a single financial contract with respect to the Underlying Fund.

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Under this characterization and tax treatment of the notes, a U.S. Holder (as defined on page 71 of the prospectus) generally will recognize capital gain or loss upon maturity or upon a sale or exchange of the notes prior to maturity. This capital gain or loss generally will be long-term capital gain or loss if you held the notes for more than one year.

■	No assurance can be given that the Internal Revenue Service (“IRS”) or any court will agree with this characterization and tax treatment.
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Under current IRS guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this term sheet unless such notes are “delta-one” instruments.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. You should review carefully the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page PS-37 of the accompanying product supplement.
Where You Can Find More Information
We and BAC have filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and BAC have filed with the SEC, for more complete information about us, BAC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S or BofAS toll-free at 1-800-294-1322.
Capped Leveraged Index Return Notes®	TS-13